United States securities and exchange commission logo





                             November 24, 2020

       Thomas M. Siebel
       Chief Executive Officer
       C3.ai, Inc.
       1300 Seaport Blvd, Suite 500
       Redwood City, CA 94063

                                                        Re: C3.ai, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 13,
2020
                                                            File No. 333-250082

       Dear Mr. Siebel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2020 letter.

       Form S-1 filed November 13, 2020

       Prospectus Summary
       Lighthouse Customers, page 2

   1.                                                   We note your response
to prior comment 2 that quantifying the portion of the company   s
                                                        revenue attributable to
lighthouse customers would not be useful to investors and could potentially mislead
investors. Given the prominent disclosure of your lighthouse customers in your
filing, please provide appropriate context regarding the impact of these customers on the
company's results of operations. In addition, please disclose in the filing, as you do in
your response letter, that the company expects the revenue represented by the lighthouse
customers to decrease as a percentage of total revenue as more customers adopt the
technology. We note your disclosure that the company expects the
 Thomas M. Siebel
C3.ai, Inc.
November 24, 2020
Page 2
          average total contract value to decrease    as you expand the
customer base beyond a
       small number of large lighthouse customers to a larger number of smaller customers, but also discuss the impact on your total revenue.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson,
Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-
3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas M. Siebel
                                                            Division of
Corporation Finance
Comapany NameC3.ai, Inc.
                                                            Office of
Technology
November 24, 2020 Page 2
cc:       Calise Cheng
FirstName LastName